

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

Via E-mail
Guy Kebble
Chief Executive Officer
SurePure Inc.
122 North Curry Street
Carson City, Nevada 89703

> **Re:** **SurePure, Inc.**
> **Form 8-K**
> **Amendment No. 1 Filed January 25, 2013**
> **File No. 000-54172**

Dear Mr. Kebble:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01, page 6

1.   Since it appears that 20 days may have passed since you filed the referenced information statement, please update your disclosure.

Amended and Restated Share Agreement, page 6

2.   It is unclear from your response to prior comment 4 and your revised disclosure how the registrant was authorized to assign to Ms. Yabamrung all of your assets and liabilities. While you state that SurePure, Inc made certain representations, it is unclear how such a transfer was possible without shareholder approval. Please advise or revise.

Item 2.01 The Share Exchange, page 9

3.   Please revise to explain in more detail the purpose of the pending acquisition of SPHSA.

Recent Financing Transactions, page 14

4.   Please confirm that you are claiming Regulation S as the exemption for your issuances to XOptics.

Security Ownership of certain Beneficial Owners and Management, page 52

5.   We note your response to our prior comment 13 regarding Trinity Asset Management. While we note your response that Trinity has beneficial ownership, it remains unclear who are the individuals who control Trinity's beneficial ownership of the shares. Please revise to disclose these individuals.

Executive Compensation, and Director Nomination and Corporate Governance Function, page 59

6.   Please update your disclosure required by Item 402 of Regulation S-K to include the information from the most recently completed fiscal year.

Contemplated Transaction between XOptics and the Majority Shareholder of SPHSA, page 64

7.   We note your response to prior comment 15, yet it is unclear why the "consideration is to be negotiated." Please revise your disclosure to clarify the reasons this aspect of the transaction have not been finalized and how these amounts are to be determined.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3656 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, at 202-551-3637 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): William Newman, Esq.